Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:  American State Financial Corporation

Commission File No. 333-180760

East Texas Financial Services, Inc.

Commission File No. 333-179100

Prosperity Bancshares, Inc.® First Quarter Earnings Up 7.7%

- 1Q 2012 Earnings Per Share of $0.77 (diluted)

- Linked quarter loan growth 2.9% (11.6% annualized)

- Linked quarter deposit growth 6.0% (24.0% annualized)

- Non-Performing Assets 0.16% of Average Earning Assets

HOUSTON, April 27, 2012 /PRNewswire/ -- Prosperity Bancshares, Inc.® (NYSE: PB), the parent company of Prosperity Bank®, reported net income for the three months ended March 31, 2012 of $36.487 million or $0.77 per diluted common share, an increase in net income of $2.609 million or 7.7%, compared with $33.878 million or $0.72 per diluted common share for the same period in 2011.

"I am proud to report another quarter of increased earnings and strong performance for our company. I want to recognize our customers, our associates, our shareholders and our directors for their support of our company. Without any of these groups we would not be enjoying the success we are experiencing today. We appreciate the dedication and loyalty they continue to give to our company," commented David Zalman, Chairman and Chief Executive Officer.

"I continue to be pleased with the positive recognition we have received this year. After being named by Forbes in December as the 'Best Bank in America for 2012,' we were pleased to learn last week that we ranked 3rd in Texas for customer satisfaction by J.D. Powers and Associates, up from number 13 last year. We all work very hard to give our customers a positive experience by living up to our service commitment daily which is: Greet the customer with a smile; Address the customer by name; Try to say YES instead of NO; and Thank the customer for banking with us.

We are very excited about our upcoming merger with American State Financial Corporation. After the merger, we expect to have approximately $15 billion in assets with 215 locations throughout Texas to serve all of our customers. Our company is fortunate to be located in one the fastest growing states in the nation with one of the best economies" continued Zalman.

In addition to Prosperity's GAAP (generally accepted accounting principles) financial reporting, Prosperity's management includes certain non-GAAP financial measures to evaluate its performance. Specifically, Prosperity reviews return on average tangible common equity, tangible book value per share and the tangible equity to tangible assets ratio. Prosperity has included in this Earnings Release information relating to these non-GAAP financial measures for the applicable periods presented. Please refer to the "Notes to Selected Financial Data" at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures.

Results of operations for the three months ended March 31, 2012

For the three months ended March 31, 2012, net income was $36.487 million compared with $33.878 million for the same period in 2011. Net income per diluted common share was $0.77 for the three months ended March 31, 2012 and $0.72 for the same period in 2011. Returns on average assets, average common equity and average tangible common equity, each on annualized basis, for the three months ended March 31, 2012 were 1.39%, 9.15% and 22.57%, respectively. Prosperity's efficiency ratio (excluding net gains and losses on the sale of assets) was 42.23% for the three months ended March 31, 2012.

Net interest income before provision for credit losses for the three months ended March 31, 2012 increased 1.8% to $81.846 million compared with $80.413 million during the same period in 2011. The increase in net interest income was primarily due to growth in average earning assets of $929.799 million or 11.3% from $8.208 billion at March 31, 2011 to $9.137 billion at March 31, 2012. The net interest margin on a tax equivalent basis decreased 38 basis points to 3.64% for the three months ended March 31, 2012 compared with 4.02% for the same period in 2011 and decreased 18 basis points from 3.82% reported for the three months ended December 31, 2011. The 18 basis point linked quarter decrease was due in part to decreased asset yields combined with an 11.3% increase in average earning assets.

Non-interest income increased $78,000 or 0.6% to $13.945 million for the three months ended March 31, 2012 compared with $13.867 million for the same period in 2011. The increase was mainly attributable to an increase in debit card and ATM card income and a gain on sale of ORE, partially offset by a decrease in NSF fees.

Non-interest expense decreased $1.236 million or 3.0% to $40.459 million for the three months ended March 31, 2012 compared with $41.695 million for the same period in 2011. The decrease was mainly attributable to a decrease in regulatory assessments and FDIC insurance and a decrease in CDI amortization.

Loans at March 31, 2012 were $3.875 billion, an increase of $301.942 million or 8.5%, compared with $3.573 billion at March 31, 2011. Loans increased 2.9% (11.6% annualized) or $108.956 million on a linked quarter basis compared with loans of $3.766 billion at December 31, 2011. As reflected in the table below, linked quarter loans at March 31, 2012 were impacted by the loans acquired in connection with the Texas Bankers acquisition. Excluding the loans acquired in this acquisition, linked quarter loans increased 8.7% on an annualized basis.

Deposits at March 31, 2012 were $8.544 billion, an increase of $728.067 million or 9.3%, compared with $7.816 billion at March 31, 2011. Linked quarter deposits increased $484.197 million or 6.0% (24.0% annualized) from $8.060 billion at December 31, 2011. As reflected in the table below, linked quarter deposits at March 31, 2012 were impacted by the deposits assumed in connection with the Texas Bankers, Inc. acquisition. Excluding the deposits assumed in this acquisition, linked quarter deposits increased 21.2% on an annualized basis.

Balance Sheet Data (at period end)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
(In thousands)	(Unaudited)	(Unaudited)	(Unaudited)

Loans:
Acquired with Texas Bankers	$ 27,053	$ 0	$ 0
All other	3,847,809	3,765,906	3,572,920
Total Loans	$ 3,874,862	$ 3,765,906	$ 3,572,920

Deposits:
Acquired with Texas Bankers	$ 56,085	$ 0	$ 0
All other	8,488,366	8,060,254	7,816,384
Total Deposits	$ 8,544,451	$ 8,060,254	$ 7,816,384

Average loans increased 8.6% or $302.467 million to $3.819 billion for the three months ended March 31, 2012 compared with $3.517 billion for the same period of 2011. Linked quarter average loans increased 1.8% or $69.068 million from $3.750 billion for the three months ended December 31, 2011. Average deposits increased 9.5% or $730.208 million to $8.429 billion for the three months ended March 31, 2012 compared with $7.698 billion for the same period of 2011. Linked quarter average deposits increased 6.7% or $529.483 million from $7.899 billion for the three months ended December 31, 2011.

At March 31, 2012, Prosperity had $10.890 billion in total assets, $3.875 billion in loans and $8.544 billion in deposits. Assets, loans and deposits at March 31, 2012 increased 12.0%, 8.5% and 9.3%, respectively, compared with their level at March 31, 2011.

Asset Quality

Non-performing assets totaled $14.873 million or 0.16% of average earning assets at March 31, 2012 compared with $12.888 million or 0.16% of average earning assets at March 31, 2011 and $12.052 million or 0.14% of average earning assets at December 31, 2011. The allowance for credit losses was 1.33% of total loans at March 31, 2012 compared with 1.45% at March 31, 2011 and 1.37% of total loans at December 31, 2011.

Non-performing assets (In thousands)	Mar 31, 2012		Dec 31, 2011		Mar 31, 2011
	Amount	#	Amount	#	Amount	#
Construction	$ 4,116	26	$ 4,649	28	$ 6,511	37
Agriculture and agriculture real estate	67	4	49	3	17	2
1-4 family (including home equity)	3,207	35	3,689	38	3,130	25
Commercial real estate (including multi-family)	6,773	16	2,877	9	2,299	7
Commercial	690	15	767	17	861	12
Consumer	20	5	21	4	70	9
Total	$ 14,873	101	$ 12,052	99	$ 12,888	92

The provision for credit losses was $150,000 for the three months ended March 31, 2012 and $1.700 million for the three months ended March 31, 2011. Net charge-offs were $102,000 for the three months ended March 31, 2012 and $1.524 million for the three months ended March 31, 2011.

Net Charge-offs (In thousands)	Three Months Ended Mar 31, 2012	Three Months Ended Dec 31, 2011	Three Months Ended Mar 31, 2011
1-4 family (including home equity)	$ 50	$ 676	$ 226
Agriculture	0	153	(1)
Commercial	(15)	843	216
Commercial RE (including multi-family)	18	218	320
Construction	22	--	697
Consumer	27	179	66
Total	$ 102	$ 2,069	$ 1,524

Conference Call

Prosperity's management team will host a conference call on Friday, April 27, 2012 at 10:30 a.m. Eastern Daylight Time (9:30 a.m. Central Daylight Time) to discuss Prosperity's first quarter earnings. Individuals and investment professionals may participate in the call by dialing 800-895-0198. The reference code is PBTX.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity's website at www.prosperitybanktx.com. The webcast may be accessed directly from Prosperity's Investor Relations page by clicking on the "1st Quarter Results and Webcast" link.

Acquisition of American State Financial Corporation

On February 27, 2012, Prosperity announced the signing of a definitive merger agreement with American State Financial Corporation and its wholly owned subsidiary American State Bank (collectively referred to as "ASB") whereby American State Bank will be merged with and into Prosperity Bank. This is the fourth transaction announced by Prosperity within the past few months.

American State Bank operates thirty-seven (37) full service banking offices in eighteen (18) counties across West Texas. As of March 31, 2012, ASB, on a consolidated basis, reported total assets of $3.16 billion, total loans of $1.24 billion and total deposits of $2.51 billion.

Under the terms of the definitive agreement, Prosperity will issue up to 8,525,000 shares of Prosperity common stock plus $178.5 million in cash for all outstanding shares of American State Financial Corporation capital stock, subject to certain conditions and potential adjustment.

Pending Acquisition of East Texas Financial Services, Inc.

On December 9, 2011, Prosperity announced the signing of a definitive agreement to acquire East Texas Financial Services, Inc. (OTC BB: FFBT) and its wholly-owned subsidiary, First Federal Bank Texas ("FirstBank").

First Bank operates four (4) banking offices in the Tyler MSA, including three (3) locations in Tyler, Texas and one (1) location in Gilmer, Texas. As of March 31, 2012, First Bank reported total assets of $208.6 million, total loans of $153.5 million and total deposits of $127.6 million.

Under the terms of the definitive agreement, Prosperity will issue up to 531,000 shares of Prosperity common stock for all outstanding shares of East Texas Financial Services capital stock, subject to certain conditions and potential adjustments.

Acquisition of The Bank Arlington

On April 1, 2012, Prosperity completed the previously announced acquisition of The Bank Arlington. The Bank Arlington operated one (1) banking office in Arlington, Texas, in the Dallas/Fort Worth CMSA. As of March 31, 2012, The Bank Arlington reported total assets of $37.3 million, total loans of $22.8 million and total deposits of $33.2 million.

Prosperity now operates thirty-two (32) banking centers in the Dallas/Fort Worth CMSA.

Under the terms of the agreement, Prosperity issued 135,389 shares of Prosperity common stock for all outstanding shares of The Bank Arlington capital stock.

Acquisition of Texas Bankers, Inc.

On January 1, 2012, Prosperity completed the previously announced acquisition of Texas Bankers, Inc. and its wholly-owned subsidiary, Bank of Texas, Austin, Texas.

The three (3) Bank of Texas banking offices in the Austin, Texas CMSA consisted of a location in Rollingwood, which was consolidated with Prosperity's Westlake location and remains in Bank of Texas' Rollingwood banking office; one banking center in downtown Austin, which was consolidated into Prosperity's downtown Austin location; and another banking center in Thorndale. Prosperity now operates thirty-four (34) banking centers in the Central Texas area including Austin and San Antonio.

Texas Bankers, Inc. reported, on a consolidated basis, total assets of $77.0 million, total loans of $27.6 million and total deposits of $70.4 million on December 31, 2011.

Under the terms of the agreement, Prosperity issued 314,953 shares of Prosperity common stock for all outstanding shares of Texas Bankers capital stock which resulted in a premium of $5.2 million.

Prosperity Bancshares, Inc.®

Prosperity Bancshares Inc.®, recently named "America's Best Bank" by Forbes, is a $10.9 billion Houston, Texas based regional financial holding company, formed in 1983. Operating under a community banking philosophy and seeking to develop broad customer relationships based on service and convenience, Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of small and medium sized businesses and consumers. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at http://www.prosperitybanktx.com, Retail Brokerage Services, MasterMoney Debit Cards, and 24 hour voice response banking. Prosperity currently operates one hundred seventy six (176) full service banking locations; fifty-nine (59) in the Houston area; twenty (20) in the South Texas area including Corpus Christi and Victoria; thirty-two (32) in the Dallas/Fort Worth area; twenty-one (21) in the East Texas area; thirty-four (34) in the Central Texas area including Austin and San Antonio; and ten (10) in the Bryan/College Station area.

Bryan/College Station Area -	Dallas/Fort Worth Area -	Gun Barrel City	Bay City
		Jacksonville	Beaumont
Bryan	Dallas -	Kerens	Cinco Ranch
Bryan-East	Abrams Centre	Longview	Cleveland
Bryan-North	Balch Springs	Mount Vernon	East Bernard
Caldwell	Camp Wisdom	Palestine	El Campo
College Station	Cedar Hill	Rusk	Dayton
Greens Prairie	Central Expressway	Seven Points	Galveston
Madisonville	East Renner	Teague	Groves
Navasota	Frisco	Tyler	Hempstead
Rock Prairie	Frisco-West	Tyler-University	Hitchcock
Wellborn Road	Independence	Winnsboro	Katy
	Kiest		Liberty
Central Texas Area -	McKinney		Magnolia
	McKinney-Stonebridge	Houston Area -	Mont Belvieu
Austin -	Midway		Nederland
183	Preston Forest	Houston -	Needville
Allandale	Preston Road	Aldine	Shadow Creek
Cedar Park	Red Oak	Allen Parkway	Sweeny
Congress	Sachse	Bellaire	Tomball
Lakeway	The Colony	Beltway	Waller
Liberty Hill	Turtle Creek	Clear Lake	West Columbia
Northland	Westmoreland	Copperfield	Wharton
Oak Hill		Cypress	Winnie
Parmer Lane		Downtown	Wirt
Research Blvd	Fort Worth -	Eastex
Westlake	Haltom City	Fairfield
	Keller	First Colony	South Texas Area -
	Roanoke	Gessner
Other Central Texas Locations -	Stockyards	Gladebrook	Corpus Christi -
Bastrop		Harrisburg	Airline
Cuero		Heights	Carmel
Dime Box	Other Dallas/Fort Worth Locations -	Highway 6 West	Northwest
Dripping Springs	Arlington	Hillcroft	Saratoga
Elgin	Azle	Little York	Water Street
Flatonia	Ennis	Medical Center
Georgetown	Gainesville	Memorial Drive	Other South Texas
Gonzales	Mesquite	Northside	Locations -
Hallettsville	Muenster	Pasadena	Alice
Kingsland	Sanger	Pecan Grove	Aransas Pass
La Grange	Waxahachie	Piney Point	Beeville
Lexington		River Oaks	Edna
New Braunfels		Royal Oaks	Goliad
Pleasanton	East Texas Area -	Sugar Land	Kingsville
Round Rock	Athens	SW Medical Center	Mathis
San Antonio	Athens-South	Tanglewood	Padre Island
Schulenburg	Blooming Grove	Uptown	Palacios
Seguin	Canton	Waugh Drive	Port Lavaca
Smithville	Carthage	West University	Portland
Thorndale	Corsicana	Woodcreek	Rockport
Weimar	Crockett		Sinton
Yoakum	Eustace	Other Houston Area	Victoria
Yorktown	Grapeland	Locations -	Victoria-North

In connection with the proposed merger of American State Financial Corporation into Prosperity Bancshares, Inc., Prosperity has filed with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity's common stock to be issued to the shareholders of American State Financial Corporation. The registration statement includes a proxy statement/prospectus which will be sent to the shareholders of American State Financial Corporation seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, AMERICAN STATE FINANCIAL CORPORATION AND THE PROPOSED TRANSACTION.

In connection with the proposed merger of East Texas Financial Services, Inc. into Prosperity, Prosperity has filed with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity's common stock to be issued to the stockholders of East Texas Financial Services. The registration statement includes a proxy statement/prospectus which was sent to the stockholders of East Texas Financial Services seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, EAST TEXAS FINANCIAL SERVICES AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations. Prosperity's telephone number is (281) 269-7199.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by Prosperity's management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions, estimates and projections about Prosperity, and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity's control, which may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include but are not limited to whether Prosperity can: successfully identify acquisition targets and integrate the businesses of acquired companies and banks; continue to sustain its current internal growth rate or total growth rate; provide products and services that appeal to its customers; continue to have access to debt and equity capital markets; and achieve its sales objectives. Other risks include, but are not limited to: the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); a deterioration or downgrade in the credit quality and credit agency ratings of the securities in Prosperity's securities portfolio; customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; weather; and the stock price volatility associated with "small-cap" companies. These and various other factors are discussed in Prosperity's Annual Report on Form 10-K for the year ended December 31, 2011 and other reports and statements Prosperity has filed with the SEC. Copies of the SEC filings for Prosperity Bancshares'® may be downloaded from the Internet at no charge from www.prosperitybanktx.com.

Prosperity Bancshares, Inc. ®
Financial Highlights
(Dollars and share amounts in thousands, except per share data)

	Three Months Ended
	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011	June 30, 2011	Mar 31, 2011
Selected Earnings and Per Share Data	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Total interest income	$ 91,616	$ 89,658	$ 93,189	$ 95,652	$ 93,409
Total interest expense	9,770	9,571	10,651	12,022	12,996
Net interest income	81,846	80,087	82,538	83,630	80,413
Provision for credit losses	150	1,150	950	1,400	1,700
Net interest income after
provision for credit losses	81,696	78,937	81,588	82,230	78,713

Total non-interest income	13,945	14,065	14,581	13,530	13,867
Total non-interest expense	40,459	38,385	41,151	42,514	41,695
Net income before taxes	55,182	54,617	55,018	53,246	50,885
Federal income taxes	18,695	18,211	18,645	18,154	17,007

Net income	$ 36,487	$ 36,406	$ 36,373	$ 35,092	$ 33,878

Basic earnings per share	$0.77	$0.78	$0.78	$0.75	$0.72

Diluted earnings per share	$0.77	$0.77	$0.77	$0.75	$0.72

Period end shares outstanding	47,297	46,910	46,893	46,888	46,782
Weighted average shares
outstanding (basic)	47,238	46,893	46,890	46,864	46,733
Weighted average shares
outstanding (diluted)	47,411	47,028	47,033	47,057	46,942

Prosperity Bancshares, Inc. ®
Financial Highlights
(Dollars in thousands)

	Three Months Ended
	Mar 31, 2012	Mar 31, 2011	Dec 31, 2011	Dec 31, 2010
Balance Sheet Averages	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Total loans	$ 3,818,991	$ 3,516,524	$ 3,749,923	$ 3,421,698
Investment securities	5,192,257	4,677,900	4,596,017	4,542,433
Federal funds sold and
other temporary investments	126,154	13,179	62,035	14,305
Total earning assets	9,137,402	8,207,603	8,407,975	7,978,436
Allowance for credit losses	(51,601)	(51,697)	(51,713)	(51,551)
Cash and due from banks	157,979	137,811	136,856	133,620
Goodwill	928,417	924,412	924,537	923,687
Core deposit intangibles (CDI)	20,102	27,711	21,890	29,822
Other real estate	8,640	12,745	9,803	13,121
Fixed assets, net	163,190	159,261	160,261	160,177
Other assets	136,012	143,768	119,870	133,839
Total assets	$ 10,500,141	$ 9,561,614	$ 9,729,479	$ 9,321,151

Non-interest bearing deposits	$ 1,970,942	$ 1,672,590	$ 1,924,037	$ 1,661,448
Interest bearing deposits	6,457,659	6,025,803	5,975,081	5,791,726
Total deposits	8,428,601	7,698,393	7,899,118	7,453,174
Securities sold under
repurchase agreements	53,304	51,609	60,999	77,759
Federal funds purchased and
other borrowings	272,760	191,945	66,834	198,677
Junior subordinated
debentures	85,055	91,063	85,055	92,265
Other liabilities	65,137	59,556	60,628	54,429
Shareholders' equity(A)	1,595,284	1,469,048	1,556,845	1,444,847
Total liabilities and equity	$ 10,500,141	$ 9,561,614	$ 9,729,479	$ 9,321,151

(A)  Includes $13,425, $14,150, $14,515 and $17,516 in average after-tax unrealized gains (losses) on available for sale securities for the three month periods ending March 31, 2012, March 31, 2011,  December 31, 2011 and December 31, 2010, respectively.

	Three Months Ended
	Mar 31, 2012	Mar 31, 2011	Dec 31, 2011	Dec 31, 2010
Income Statement Data	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Interest on loans	$ 53,217	$ 52,200	$ 53,899	$ 52,722
Interest on securities	38,321	41,204	35,719	39,708
Interest on federal funds sold and
other temporary investments	78	5	40	6
Total interest income	91,616	93,409	89,658	92,436
Interest expense - deposits	8,791	11,512	8,682	11,749
Interest expense - debentures	663	1,147	632	803
Interest expense - other	316	337	257	375
Total interest expense	9,770	12 ,996	9,571	12,927
Net interest income (B)	81,846	80,413	80,087	79,509
Provision for credit losses	150	1,700	1,150	2,900
Net interest income after
provision for credit losses	81,696	78,713	78,937	76,609

Non-sufficient funds (NSF) fees	5,389	6,107	5,860	6,905
Debit card and ATM card income	3,836	3,452	4,189	3,261
Service charges on deposit accounts	2,441	2,483	2,515	2,614
Net (loss)/gain on sale of assets	(7)	165	--	2
Net gain/(loss) on sale of ORE	418	(160)	(473)	(915)
Other non-interest income	1,868	1,820	1,974	2,038
Total non-interest income	13,945	13,867	14,065	13,905

Salaries and benefits (C)	23,252	23,204	21,258	21,421
CDI amortization	1,695	2,034	1,879	2,172
Net occupancy and equipment	3,557	3,648	3,655	3,975
Depreciation	2,035	2,021	2,051	1,999
Data processing
and software amortization	1,532	1,672	1,417	1,515
Regulatory assessments and FDIC insurance	1,548	3,001	1,518	2,812
ORE Expense	691	292	680	1,013
Other non-interest expense	6,149	5,823	5,927	6,320
Total non-interest expense	40,459	41,695	38,385	41,227
Net income before taxes	55,182	50,885	54,617	49,287
Federal income taxes	18,695	17,007	18,211	16,489
Net income available
to common shareholders	$ 36,487	$ 33,878	$ 36,406	$ 32,798

(B) Net interest income on a tax equivalent basis would be $82,742, $81,302, $80,937 and $80,238, for the three months ended March 31, 2012, March 31, 2011, December 31, 2011 and December 31, 2010, respectively.

(C) Salaries and benefits includes stock-based compensation expense of $1,215, $708, $972 and $825 for the three months ended March 31, 2012, March 31, 2011, December 31, 2011 and December 31, 2010, respectively.

Prosperity Bancshares, Inc.®
Financial Highlights
(Dollars and share amounts in thousands, except per share data)

	As of and for the Three Months Ended

	Mar 31, 2012	Mar 31, 2011	Dec 31, 2011	Dec 31, 2010
Common Share and	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Other Data
Employees - FTE	1,690	1,672	1,664	1,708

Book value per share	$ 34.03	$ 31.65	$ 33.41	$ 31.11
Tangible book value per share	$ 13.98	$ 11.31	$ 13.25	$ 10.70

Period end shares outstanding	47,297	46,782	46,910	46,684
Weighted average shares
outstanding (basic)	47,238	46,733	46,893	46,671
Weighted average shares
outstanding (diluted)	47,411	46,942	47,028	46,818

Non-accrual loans	$ 7,142	$ 2,279	$ 3,578	$ 4,439
Accruing loans 90 or more
days past due	0	76	0	189
Restructured loans	0	0	0	0
Total non-performing loans	7,142	2,355	3,578	4,628
Repossessed assets	13	68	146	161
Other real estate	7,718	10,465	8,328	11,053
Total non-performing assets	$ 14,873	$ 12,888	$ 12,052	$ 15,842

Allowance for credit losses at
end of period	$ 51,642	$ 51,760	$ 51,594	$ 51,584

Net charge-offs	$ 102	$ 1,524	$ 2,069	$ 2,670

Basic earnings per share	$ 0.77	$ 0.72	$ 0.78	$ 0.70

Diluted earnings per share	$ 0.77	$ 0.72	$ 0.77	$ 0.70

Prosperity Bancshares, Inc.®
Financial Highlights

	Three Months Ended
	Mar 31, 2012	Mar 31, 2011	Dec 31, 2011	Dec 31, 2010
Performance Ratios	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Return on average
assets (annualized)	1.39%	1.42%	1.50%	1.41%
Return on average common
equity (annualized)	9.15%	9.22%	9.35%	9.08%
Return on average tangible
common equity (annualized)	22.57%	26.22%	23.86%	26.70%
Net interest margin(D)
(tax equivalent) (annualized)	3.64%	4.02%	3.82%	3.99%

Efficiency ratio(E)	42.23%	44.30%	40.77%	44.13%

Asset Quality Ratios

Non-performing assets to
average earning assets	0.16%	0.16%	0.14%	0.20%
Non-performing assets to loans
and other real estate	0.38%	0.36%	0.32%	0.45%
Net charge-offs
to average loans	0.00%	0.04%	0.06%	0.08%
Allowance for credit losses to
total loans	1.33%	1.45%	1.37%	1.48%

Common Stock Market Price

High	$47.60	$42.92	$41.74	$39.96

Low	$39.66	$38.23	$31.31	$30.37

Period end market price	$45.80	$42.77	$40.35	$39.28

(D) Net interest margin for all periods presented is calculated on an actual 365 or 366 day basis.

(E) The efficiency ratio is calculated by dividing total non-interest expense (excluding provision for credit losses) by net interest income plus non-interest income (excluding net gains and losses on the sale of assets). Additionally, taxes are not part of this calculation.

Prosperity Bancshares, Inc.®
Financial Highlights
(Dollars in thousands)

	Mar 31, 2012		Dec 31, 2011		Sept 30, 2011		June 30, 2011
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Loan Portfolio (at period end)

Commercial	$ 475,860	12.3%	$ 439,854	11.7%	$ 451,541	12.1%	$ 455,791	12.4%
Construction	484,295	12.5%	482,140	12.8%	490,193	13.1%	483,581	13.2%
1-4 family residential	1,036,318	26.7%	1,007,266	26.8%	981,388	26.3%	941,250	25.7%
Home equity	149,597	3.9%	146,999	3.8%	139,553	3.7%	131,213	3.6%
Commercial real estate	1,473,925	38.0%	1,441,226	38.3%	1,426,704	38.2%	1,411,501	38.5%
Agriculture	178,474	4.6%	170,234	4.5%	168,011	4.5%	160,780	4.4%
Consumer	76,393	2.0%	78,187	2.1%	80,240	2.1%	81,132	2.2%
Total loans	$ 3,874,862		$ 3,765,906		$3,737,630		$3,665,248

Deposit Types (at period end)

Non-interest bearing DDA	$ 2,088,749	24.4%	$ 1,972,226	24.5%	$1,861,907	23.9%	$1,788,756	23.3%
Interest bearing DDA	1,671,760	19.5%	1,532,701	19.0%	1,332,914	17.1%	1,358,649	17.7%
Money market	2,312,107	27.1%	2,042,243	25.3%	1,995,248	25.6%	1,878,679	24.5%
Savings	554,211	6.5%	514,780	6.4%	498,451	6.4%	471,082	6.1%
Time < $100	938,911	11.0%	968,806	12.0%	1,005,672	12.9%	1,037,492	13.6%
Time > $100	978,713	11.5%	1,029,498	12.8%	1,104,547	14.1%	1,133,034	14.8%
Total deposits	$ 8,544,451		$ 8,060,254		$7,798,739		$7,667,692

Loan to Deposit Ratio	45.3%		46.7%		47.9%		47.8%

Construction Loans (at period end)

Single family residential construction	$ 142,584	29.4%	$ 136,030	28.2%	$ 126,926	25.9%	$ 124,995	25.8%
Land development	41,177	8.5%	43,084	8.9%	44,400	9.1%	46,405	9.6%
Raw land	63,006	13.0%	61,177	12.7%	64,178	13.1%	69,769	14.4%
Residential lots	88,054	18.2%	86,848	18.0%	88,600	18.1%	86,515	17.9%
Commercial lots	51,642	10.7%	49,645	10.3%	54,016	11.0%	54,419	11.3%
Commercial construction and other	97,832	20.2%	105,356	21.9%	112,073	22.8%	101,478	21.0%
Total construction loans	$ 484,295		$ 482,140		$ 490,193		$ 483,581

Prosperity Bancshares, Inc.®
Financial Highlights
(Dollars in thousands)

	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011	June 30, 2011	Mar 31, 2011
Balance Sheet Data (at period end)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Total loans	$ 3,874,862	$ 3,765,906	$ 3,737,630	$ 3,665,248	$ 3,572,920
Investment securities (F)	5,646,529	4,658,936	4,430,530	4,641,664	4,798,642
Federal funds sold	445	642	294	350	517
Allowance for credit losses	(51,642)	(51,594)	(52,513)	(51,932)	(51,760)
Cash and due from banks	151,467	212,800	211,261	145,910	145,521
Goodwill	929,161	924,537	924,537	924,537	924,537
Core deposit intangibles	19,301	20,996	22,874	24,799	26,742
Other real estate	7,718	8,328	8,216	8,841	10,465
Fixed assets, net	162,676	159,656	160,099	160,119	159,050
Other assets	149,438	122,464	124,159	137,611	136,313
Total assets	$ 10,889,955	$ 9,822,671	$ 9,567,087	$ 9,657,147	$ 9,722,947

Demand deposits	$ 2,088,749	$ 1,972,226	$ 1,861,907	$ 1,788,756	$ 1,730,427
Interest bearing deposits	6,455,702	6,088,028	5,936,832	5,878,936	6,085,957
Total deposits	8,544,451	8,060,254	7,798,739	7,667,692	7,816,384
Securities sold under
repurchase agreements	58,481	54,883	66,166	91,288	51,847
Federal funds purchased and
other borrowings	527,536	12,790	13,583	248,839	228,092
Junior subordinated debentures	85,055	85,055	85,055	85,055	85,055
Other liabilities	64,899	42,424	62,205	52,625	61,071
Total liabilities	9,280,422	8,255,406	8,025,748	8,145,499	8,242,449
Shareholders' equity (G)	1,609,533	1,567,265	1,541,339	1,511,648	1,480,498
Total liabilities and equity	$ 10,889,955	$ 9,822,671	$ 9,567,087	$ 9,657,147	$ 9,722,947

(F) Includes $19,542, $20,726, $24,278, $23,647 and $21,088 in unrealized gains on available for sale securities for the quarterly periods ending March 31, 2012, December 31, 2011, September 30, 2011, June 30, 2011 and March 31, 2011, respectively.

(G) Includes $12,702, $13,472, $15,781, $15,371 and $13,707 in after-tax unrealized gains on available for sale securities for the quarterly periods ending March 31, 2012, December 31, 2011, September 30, 2011, June 30, 2011 and March 31, 2011, respectively.

Prosperity Bancshares, Inc.®
Financial Highlights
(Dollars in thousands)

	Three Months Ended
	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011	June 30, 2011	Mar 31, 2011
Income Statement Data	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Interest on loans	$ 53,217	$ 53,899	$ 54,471	$ 53,703	$ 52,200
Interest on securities	38,321	35,719	38,714	41,943	41,204
Interest on federal funds
sold and other earning assets	78	40	4	6	5
Total interest income	91,616	89,658	93,189	95,652	93,409
Interest expense - deposits	8,791	8,682	9,717	11,064	11,512
Interest expense - debentures	663	632	607	598	1,147
Interest expense - other	316	257	327	360	337
Total interest expense	9,770	9,571	10,651	12,022	12,996
Net interest income	81,846	80,087	82,538	83,630	80,413
Provision for credit losses	150	1,150	950	1,400	1,700
Net interest income after
provision for credit losses	81,696	78,937	81,588	82,230	78,713

Non-sufficient funds (NSF) fees	5,389	5,860	6,249	6,226	6,107
Debit card and ATM card income	3,836	4,189	3,941	3,809	3,452
Service charges on deposit accounts	2,441	2,515	2,472	2,511	2,483
Net (loss)/gain on sale of assets	(7)	--	17	195	165
Net gain/(loss) on sale of ORE	418	(473)	95	(366)	(160)
Net loss on the sale of securities	--	--	--	(581)	--
Other non-interest income	1,868	1,974	1,807	1,736	1,820
Total non-interest income	13,945	14,065	14,581	13,530	13,867

Salaries and benefits	23,252	21,258	23,601	23,994	23,204
CDI amortization	1,695	1,879	1,924	1,943	2,034
Net occupancy and equipment	3,557	3,655	3,784	3,547	3,648
Depreciation	2,035	2,051	2,041	2,037	2,021
Data processing
and software amortization	1,532	1,417	1,954	1,780	1,672
Regulatory assessments and FDIC insurance	1,548	1,518	1,488	2,894	3,001
ORE expense	691	680	235	294	292
Other non-interest expense	6,149	5,927	6,124	6,025	5,823
Total non-interest expense	40,459	38,385	41,151	42,514	41,695
Net income before taxes	55,182	54,617	55,018	53,246	50,885
Federal income taxes	18,695	18,211	18,645	18,154	17,007
Net income available
to common shareholders	$ 36,487	$ 36,406	$ 36,373	$ 35,092	$ 33,878

Prosperity Bancshares, Inc.®
Financial Highlights

	Three Months Ended
	Mar 31, 2012	Dec 31, 2011	Sept. 30, 2011	June 30, 2011	Mar 31, 2011
Comparative Quarterly	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Asset Quality, Performance
& Capital Ratios

Return on average
assets (annualized)	1.39%	1.50%	1.52%	1.45%	1.42%
Return on average common
equity (annualized)	9.15%	9.35%	9.51%	9.36%	9.22%
Return on average tangible
equity (annualized)	22.57%	23.86%	25.03%	25.56%	26.22%
Net interest margin
(tax equivalent) (annualized)	3.64%	3.82%	4.02%	4.06%	4.02%

Employees - FTE	1,690	1,664	1,678	1,675	1,672

Efficiency ratio	42.23%	40.77%	42.38%	43.58%	44.30%
Non-performing assets to
average earning assets	0.16%	0.14%	0.16%	0.15%	0.16%
Non-performing assets to loans
and other real estate	0.38%	0.32%	0.36%	0.35%	0.36%
Net charge-offs to
average loans	0.00%	0.06%	0.01%	0.03%	0.04%
Allowance for credit losses to
total loans	1.33%	1.37%	1.40%	1.42%	1.45%

Book value per share	$34.03	$33.41	$32.87	$32.24	$31.65

Tangible book value per share	$13.98	$13.25	$12.67	$11.99	$11.31

Tier 1 risk-based capital	15.70%	15.90%	15.47%	14.72%	14.00%

Total risk-based capital	16.80%	17.09%	16.69%	15.93%	15.21%

Tier 1 leverage capital	7.68%	7.89%	7.70%	7.24%	6.97%

Tangible equity to tangible assets	6.65%	7.00%	6.89%	6.46%	6.03%

Equity to assets	14.78%	15.96%	16.11%	15.65%	15.23%

Prosperity Bancshares, Inc.®
Supplemental Financial Data (Unaudited)
(Dollars in thousands)

	Three Months Ended March 31, 2012			Three Months Ended March 31, 2011
YIELD ANALYSIS	Average	Interest Earned	Average	Average	Interest Earned	Average
	Balance	/ Interest Paid	Yield/Rate	Balance	/ Interest Paid	Yield/Rate

Interest Earning Assets:
Loans	$ 3,818,991	$ 53,217	5.60%	$ 3,516,524	$ 52,200	6.02%
Investment securities	5,192,257	38,321	2.95%	4,677,900	41,204	3.52%
Federal funds sold and other
earning assets	126,154	78	0.25%	13,179	5	0.15%
Total interest earning assets	9,137,402	$ 91,616	4.03%	8,207,603	$ 93,409	4.62%
Allowance for credit losses	(51,601)			(51,697)
Non-interest earning assets	1,414,340			1,405,708
Total assets	$ 10,500,141			$ 9,561,614

Interest Bearing Liabilities:
Interest bearing demand deposits	$ 1,694,240	$ 2,063	0.49%	$ 1,489,160	$ 2,238	0.61%
Savings and money market deposits	2,792,348	2,589	0.37%	2,359,077	3,336	0.57%
Certificates and other time deposits	1,971,071	4,139	0.84%	2,177,566	5,938	1.11%
Securities sold under repurchase agreements	53,304	37	0.28%	51,609	69	0.54%
Federal funds purchased and other borrowings	272,760	279	0.41%	191,945	268	0.57%
Junior subordinated debentures	85,055	663	3.14%	91,063	1,147	5.11%
Total interest bearing liabilities	$ 6,868,778	$ 9,770	0.57%	$ 6,360,420	$ 12,996	0.83%
Non-interest bearing liabilities:
Non-interest bearing demand deposits	$ 1,970,942			$ 1,672,590
Other liabilities	65,137			59,556
Total liabilities	$ 8,904,857			$ 8,092,566
Shareholders' equity	$ 1,595,284			$ 1,469,048
Total liabilities and shareholders' equity	$ 10,500,141			$ 9,561,614

Net Interest Income & Margin		$ 81,846	3.60%		$ 80,413	3.97%

Net Interest Income & Margin
(tax equivalent)		$ 82,742	3.64%		$ 81,302	4.02%

Prosperity Bancshares, Inc.®
Supplemental Financial Data (Unaudited)
(Dollars in thousands)

	Three Months Ended December 31, 2011			Three Months Ended December 31, 2010
YIELD ANALYSIS	Average	Interest Earned	Average	Average	Interest Earned	Average
	Balance	/ Interest Paid	Yield/Rate	Balance	/ Interest Paid	Yield/Rate

Interest Earning Assets:
Loans	$ 3,749,923	$ 53,899	5.70%	$ 3,421,698	$ 52,722	6.11%
Investment securities	4,596,017	35,719	3.11%	4,542,433	39,708	3.50%
Federal funds sold and other
earning assets	62,035	40	0.26%	14,305	6	0.17%
Total interest earning assets	8,407,975	$ 89,658	4.23%	7,978,436	$ 92,436	4.60%
Allowance for credit losses	(51,713)			(51,551)
Non-interest earning assets	1,373,217			1,394,266
Total assets	$ 9,729,479			$ 9,321,151

Interest Bearing Liabilities:
Interest bearing demand deposits	$ 1,363,900	$ 1,450	0.42%	$ 1,291,312	$ 1,772	0.54%
Savings and money market deposits	2,553,227	2,450	0.38%	2,229,295	3,189	0.57%
Certificates and other time deposits	2,057,954	4,782	0.92%	2,271,119	6,788	1.19%
Securities sold under repurchase agreements	60,999	63	0.41%	77,759	110	0.56%
Federal funds purchased and other borrowings	66,834	194	1.15%	198,677	265	0.53%
Junior subordinated debentures	85,055	632	2.95%	92,265	803	3.45%
Total interest bearing liabilities	$ 6,187,969	$ 9,571	0.61%	$ 6,160,427	$ 12,927	0.83%
Non-interest bearing liabilities:
Non-interest bearing demand deposits	$ 1,924,037			$ 1,661,448
Other liabilities	60,628			54,429
Total liabilities	$ 8,172,634			$ 7,876,304
Shareholders' equity	$ 1,556,845			$ 1,444,847
Total liabilities and shareholders' equity	$ 9,729,479			$ 9,321,151

Net Interest Income & Margin		$ 80,087	3.78%		$ 79,509	3.95%

Net Interest Income & Margin
(tax equivalent)		$ 80,937	3.82%		$ 80,238	3.99%

Prosperity Bancshares, Inc.®
Notes to Selected Financial Data (Unaudited)
(Dollars in thousands)

Consolidated Financial Highlights

NOTES TO SELECTED FINANCIAL DATA

Prosperity's management uses certain non−GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Prosperity reviews tangible book value per share, return on average tangible common equity and the tangible equity to tangible assets ratio for internal planning and forecasting purposes.  Prosperity has included in this Earnings Release information relating to these non-GAAP financial measures for the applicable periods presented.  Prosperity believes these non-GAAP financial measures provide information useful to investors in understanding Prosperity's financial results and Prosperity believes that its presentation, together with the accompanying reconciliations, provides a better understanding of factors and trends affecting Prosperity's business and allows investors to view performance in a manner similar to management, the entire financial services sector, bank stock analysts and bank regulators. Further, Prosperity believes that these non-GAAP measures provide useful information by excluding certain items that may not be indicative of its core operating earnings and business outlook.  These non-GAAP measures should not be considered a substitute for GAAP basis measures and results and Prosperity strongly encourages investors to review its consolidated financial statements in their entirety and not to rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names.

Prosperity Bancshares, Inc.®
Notes to Selected Financial Data (Unaudited)
(Dollars and share amounts in thousands)

	Three months ended
Non-GAAP Financial Measures	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011	June 30, 2011	Mar 31, 2011
Return on average tangible common equity:
Net income	$ 36,487	$ 36,406	$ 36,373	$ 35,092	$ 33,878
Average shareholders' equity	1,595,284	1,556,845	1,529,718	1,499,385	1,469,048
Less: Average goodwill and other intangible assets	(948,519)	(946,427)	(948,351)	(950,265)	(952,123)
Average tangible shareholders' equity	$ 646,765	$ 610,418	$ 581,367	$ 549,120	$ 516,925
Return on average tangible common equity (annualized):	22.57%	23.86%	25.03%	25.56%	26.22%

Tangible book value per share:
Shareholders' equity	$1,609,533	$1,567,265	$ 1,541,339	$1,511,648	$1,480,498
Less: Goodwill and other intangible assets	(948,462)	(945,533)	(947,411)	(949,336)	(951,279)
Tangible shareholders' equity	$ 661,071	$ 621,732	$ 593,928	$ 562,312	$ 529,219

Period end shares outstanding	47,297	46,910	46,893	46,888	46,782
Tangible book value per share:	$ 13.98	$ 13.25	$ 12.67	$ 11.99	$ 11.31

Tangible equity to tangible assets ratio:
Tangible shareholders' equity	$ 661,071	$ 621,732	$ 593,928	$ 562,312	$ 529,219

Total assets	$10,889,955	$9,822,671	$9,567,087	$9,657,147	$9,722,947
Less: Goodwill and other intangible assets	(948,462)	(945,533)	(947,411)	(949,336)	(951,279)
Tangible assets	$9,941,493	$8,877,138	$8,619,676	$8,707,811	$8,771,668

Tangible equity to tangible assets ratio:	6.65%	7.00%	6.89%	6.46%	6.03%

CONTACT: Dan Rollins, President and Chief Operating Officer of Prosperity Bancshares, Inc., +1-281-269-7199, dan.rollins@prosperitybanktx.com